

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 14, 2016

Yoshihisa Kainuma
Representative Director, President and Chief Executive Officer
Minebea Co., Ltd.
4106-73 Oaza Miyota, Miyota-machi
Kitasaku-gun, Nagano 389-0293
Japan

  Re: **Minebea Co., Ltd.**
     Registration Statement on Form F-4
     Filed November 14, 2016
     File No. 333-214585

Dear Mr. Kainuma:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Brian Soares at (202) 551-3580 with any questions.

        Sincerely,

        /s/ Brian Soares for

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery

cc: Masashi Ikeda
    Shearman & Sterling, LLP